Exhibit 99.7
Evening Earnings Call

INFOSYS TECHNOLOGIES LIMITED
EVENING EARNINGS CALL
April 15, 2011

CORPORATE PARTICIPANTS

Kris Gopalakrishnan
Infosys Technologies – CEO and MD

S. D. Shibulal
Infosys Technologies – COO

V. Balakrishnan
Infosys Technologies – CFO

Ashok Vemuri
Member – Executive Council and Head - Banking and Capital Markets

T. V. Mohandas Pai
Member of the Board and Director – Human Resources, Education and Research and Administration

Haragopal
Head – Finacle

INVESTORS

Joseph Foresi
Janney Montgomery Scott

Ed Caso
Wells Fargo

Moshe Katri
Cowen & Company

David Grossman
Stifel Nicolaus

Sanil Daptardar
Sentinel Investments

Mark Zgutowicz
Piper Jaffray

Rod Bourgeois
Bernstein

Trip Chowdhry
Global Equities Research

Rahul Acharya
Everest Group

Moderator

Ladies and gentlemen, good day and welcome to the Infosys Fourth Quarter Earnings Conference Call. As a reminder, for the duration of this conference, all participants' lines will be in the listen-only mode and there will be an opportunity for you to ask questions at the end of today's opening remarks. Please note that this conference is being recorded.

I would now like to hand the conference over to Mr. Sandeep Mahindroo of Infosys Technologies Ltd. Thank you and over to you, Mr. Mahindroo.

Sandeep Mahindroo

Thanks Rochelle. Good morning, everybody and welcome to this call to discuss Infosys earnings release for the quarter and year ended March 31, 2011. I'm Sandeep from the Investor Relations team in New York.

Joining us today on this conference call is CEO and M.D., Mr. Kris Gopalakrishnan; COO, Mr. S. D. Shibulal; and CFO, Mr. V. Balakrishnan, along with other members of the senior management team.

We'll start the call with a brief statement on the performance of the Company for the recently concluded quarter, followed by the outlook for the quarter ending June 30, 2011 and year ending March 31, 2012. Subsequently, we'll open up the call for questions.

Before I pass it on to the management team, I would like to remind you that anything that we say which refers to our outlook for the future is a forward-looking statement, which must be read in conjunction with the risks that the Company faces. A full statement and the explanation of these risks is available in our filings with the SEC, which can be found on www.sec.gov.

I'll now like to pass it on to Mr. S. Gopalakrishnan.

Kris Gopalakrishnan

Thanks, Sandeep and good morning, good afternoon, good evening to everyone. Thank you for participating in this call at quarter 4 end for financial year 2011. We ended the quarter with a revenue of $1,602 mn, our guidance was $1,601 mn to $1,617 mn, so we are at slightly above the lower end. The revenue grew sequentially by 1.1%. We crossed the $6 bn mark. We have added in the last one year about $1.2 bn in revenue. So, we had good growth for the year.

We have been able to sustain the operating margin within a narrow band. We ended the quarter with about 29% operating margin. Utilization was lower at about 75.2%, excluding trainees. We recruited 8,930 employees during the quarter versus 5,800 that we said. That had an impact and that's partly the reason for the decline in utilization. We are investing for the future. For next year we are planning to have 45,000 employees approximately. We expect the growth in the next year to be between 18%-20%. We expect operating margin to be impacted by about 300 basis points, app 1% because of rupee appreciation, 1% from compensation increases and the balance because we have assumed lower utilization. The reason for this is that when we look at this year when utilization crossed 80%, we saw that customer service levels came down and we had some issues in staffing, some projects were not taken up. We wanted to make sure that we truly are ahead of the growth curve and we are investing for the future and that’s reflected in the way we look at our investments into the future. We added 34 new clients. Client additions are good. Large projects have come in, Shibu will talk about them. We are recruiting people. We are getting recognition in the market in terms of how we are positioned, how we are perceived. We are also investing in aligning ourselves better to the clients from an industry perspective, as well as where the clients are spending money. If you look at 10 years back, we have been primarily in the operate side of the business, today more and more we are doing lot of transformational projects for our clients and in the future we also want to look at innovations and how we can help them in their innovation cycle.

We are broadening our ability to serve our clients and that’s the transformation that we are making as part of Infosys 3.0, which we believe will serve us well in the future, which will allow us to serve our clients better in the future. These changes are in play already and we believe that we are ready to respond to the market demands and respond to growth opportunities that we see in the market.

Our revenue guidance is 18% to 20% for next year, and Bala will give you details of how we look at the margin next year and how we look at the EPS next year.

With this, I will hand over to my colleague, S. D. Shibulal, who will talk about the various segments and how we are doing in the market.

SD Shibulal

Actually, let me start with the employee addition part which is front of me. We have added 8,900 gross employees in Q4. This is above the guidance we gave in the beginning of the Q4. We had guided to a 5,800 people addition in the beginning of Q4 and the net addition in Q4 has been 3,041. We have 130,000 people today. Next year, we are planning to hire 45,000 people next year.

Looking at clients, we added 34 new clients this quarter. The more important thing is that 7 of the new clients we added are Fortune 500. We have 154 clients out of the Fortune 500 list as of today. So we have a very strong client base. Total number of clients has reached 620 and that also has gone up. $1 mn clients, last quarter was 350, this quarter is 366, improvement there. Our top 10 clients are giving us 24.9% of our revenue. Our repeat business as of Q4 is 97%, which is a very strong repeat business with our existing clients.

From a vertical perspective, manufacturing has gone up quarter-on-quarter, but the more important thing is to look at year-on-year numbers. Year-on-year, BFSI has done very well. It has gone up from 34% last year to 35.9% this year. Manufacturing has remained stable. Retail has gone up. Retail has gone up from 13.3% last year to 14.2% this year. These have been the strong verticals for us - BFSI, retail, and manufacturing. The weak vertical at this point is telecom, because it is going through an investment cycle, and the spending in the industry is low.

From a geographical split, North America has marginally decreased. India has gone up to 2.7%, it was 2.2% last quarter. Once again, it will be good to look at the yearly numbers. Year-on-year, India has gone from 1.2% to 2.2% in FY '11.

Service footprint; consulting is 25.5%, year-on-year it has improved by 1%. Last year, it was 24.4%, that is, FY '10, and FY '11, it is 25.5%. Also, system integration work has also improved from 4.2% of our revenue last year to 5.4% of our revenue this year. Fixed price and time and material is stable. On year-on-year, Fixed price has gone up by approximately 1.8 percentage points. It reflects the kind of work which we do. More and more transformational work do come under fixed price. Onsite/offshore ratio is somewhat similar.

With that, let me now hand out to Bala for the financial update.

V. Balakrishnan

Good morning, everyone. This had been a reasonably good quarter. We have done well on the top line. We are within the range what we guided for. We have seen decline in volume growth this quarter. The volume declined by 1.4%. On the operating income level, this quarter the operating margins were 29% compared to 30.2 last quarter. It has mainly come down due to drop in utilization. Utilization came down by around 5 percentage points. That has impacted the margin. The non-operating income went up during the quarter as compared to last quarter and hence taxes also proportionately went up. Today, our effective tax rate is close to 27%. At the net income level, we are at 25.1% as compared to 25% for last quarter.

For the full year, the operating margins has come down from 30.4% to 29.5%. It is basically a function of rupee. At the net income level, we closed the year with close to 25% of net margin.

We have a hedging cover of close to 620 mn at the end of the year. We continued to hedge our exposures for next two quarters at any point of time. We believe the currency market will continue to be volatile and we don’t want to take a long term view.

For next year, we have given a guidance of revenue growth between 18% to 20% and the EPS guidance of 8% to 10%. We are assuming the rupee dollar rate at 44.50, closing level of March, to continue for next year which means the appreciation of close to 2.3% which will impact the operating margin by app 100 basis points. We are assuming that we’ll add 45,000 more employees next year. That is on top of lower utilization we have seen in the fourth quarter. So utilization next year could come down, that could impact the operating margins by app 130 basis points. We are increasing the wages in India by around 10% to 12% and 2% to 3% outside India, that could have a larger impact in the first quarter of next fiscal but the overall for the year, it could impact the margin by app 100 basis points.

So, net-net, we are assuming a 300 basis point drop in operating margin next year for a 18% to 20% revenue growth. If the revenue growth comes better than what we are expecting, probably some of this impact we could absorb. We have seen the similar trend last year when initially when we guided for 16%-18% growth. We had assumed a decline in margin, but when the growth came at 26% we were able to absorb most of this impact.

Going forward, if next year the environment continues to be stable and the customer spending happens beyond what we expect; probably we’ll be able to absorb some of this impact. We are going to spend close to 2,000 crores on capex next year. We ended the year with DSO days of 63 days. I think for next year we have given good revenue guidance. We are assuming certain impact on the operating margins and if the growth comes much better than what we expect, we will be able to absorb some of this impact.

With this, I will conclude. Now we can open up the floor for questions.

Moderator

Thank you very much sir. Ladies and gentlemen we will now begin the question and answer session. Our first question is from the line of Joseph Foresi of Janney Montgomery Scott.

Joseph Foresi

I was wondering if you could first talk a little bit about your guidance. It seems like it doesn’t include pricing and it doesn’t include any large deals. Given where pricing was this quarter, what was the decision in not including those and maybe you could just talk about some of the other assumptions in the guidance?

Kris Gopalakrishnan

Traditionally, we have assumed that the Q4 pricing to continue, i.e. stable pricing and that’s the same principle that we have used this year also in the model because it's not completely under our control and that’s the reason why we don’t assume any increase in the revenue productivity. We assume the Q4 number and that's how we do the modeling. What is the second question, please?

Joseph Foresi

I just was wondering, what other assumptions are in that guidance as far as the demand backdrop and utilization rates, etc.?

Kris Gopalakrishnan

Typically, we assume 78%-79%. We are adding significant number of people, 45,000, ahead of the requirement. Currently, the utilization is 75%, excluding trainees. We have assumed a slightly lower utilization going forward. We have said that we will continue to have excess capacity and that impact is about 130 basis points and the operating margin dropped. This is where Bala said that if the growth is higher than 18% to 20%, we should see improvement in margin (compared to our present guidance), as we have done this year.

Joseph Foresi

Maybe you could just talk about it, it looks like this quarterly numbers with the volumes being down and across the sectors, things were a little bit light. I know that there's some seasonality with the budgets, but maybe you could talk about the short-term outlook versus the long-term outlook, and maybe what gives you confidence that growth is going to accelerate here in the back half of the year?

Kris Gopalakrishnan

In order to give you a better perspective, I'm going to ask two of my colleagues, Ashok Vemuri, who is handling the largest industry vertical, BFSI, and B.G. Srinivas, who handles the manufacturing. So, two large verticals to give you actually proper perspectives on each of the sectors.

Ashok Vemuri

Essentially we are a lot more confident going into the year about our performance and that it will not be reflective of what we did in Q4 because from essentially the pipeline that we have, the fact that some of our large transactions spilled over from Q4 into Q1. Those are the ones that we will mine in this fiscal year. The fact that we in the last 4-5 months have opened accounts in geographies that we were not present in, especially Continental Europe, those are the ones that we will mine. We've got very good traction on some of our solutions, specifically in regulatory compliance area, in business intelligence and analytics etc., From where we are sitting, coming off of a couple of quarters that we had robust growth, Q4 was a little soft. I think that has actually something that we expected, but our view is that going in into the fiscal, based on the opportunity pipeline, that it will be much better than where we are at this point of time.

Joseph Foresi

Were there any large projects that rolled off this quarter, anything particularly in the insurance or financial services vertical?

Ashok Vemuri

In the BFSI vertical, we don't have any particular projects that have been cancelled, etc., Insurance has been a bit of a laggard over the last couple of quarters, but again, from where we are seeing it today, some of our large transactions that we hope to close very soon are in the insurance space. We don’t have such a large footprint in insurance as compared to the rest of BFS and hopefully we are very quickly in the place where we can correct that situation.

Moderator

Thank you Mr. Foresi. Our next question is from the line of Ed Caso of Wells Fargo. Please go ahead.

Ed Caso

Hi good evening. Can you talk a little bit about where attrition stands now and where you think employee attrition will go?

Mohandas Pai

Attrition has come down. We lost 3,700 people in services in this quarter and I think the stability has come into the place. We have announced a compensation hike of 10% to 12% for India, 2% to 3% for overseas people. I think this year the attrition for the entire industry will be lower because last year the industry opened up, there was heavy growth, many companies did not have enough people and they went and poached from others. This year, they come to a new normal and in the new normal, they have hired a lot more people last year. They have gone to colleges and made lot more offers, about 140,000 offers for the top 5 companies if I am right. Overall, companies know that they are not going to poach as much because they have enough people and I think attrition will be stabilized. For the whole year it could be between 12.5% to 14% on a voluntary basis, which is very good.

Ed Caso

Real quick tax rate assumption for FY12?

V. Balakrishnan

The effective tax rate for the full fiscal of 2011 was 27%. I think it will continue to be within the range of 27%-28% even for next year. Most of the incremental growth could be in the SEZ, to an extent that will give some benefit on the tax rates.

Ed Caso

On the earlier call there was some discussion about increasing hiring outside of India. I was curious, how that was going, what the implications are for margins and what fallout you are having from the lawsuit in Alabama?

Kris Gopalakrishnan

Overall, we had hired about 1,500, comprising of 1,000 in the U.S. and 500 outside the U.S. This year also we are planning to hire 2,000 people outside India. The impact on the margin is limited because in many cases these are for higher value-added services, the revenue productivity is higher. We are doing this in such a way that the impact on margin is minimal but that’s something we have to calibrate as we go along. The aim or the goal is to minimize impact on margin. It’s in line with our change that is happening in the service lines

Ed Caso

Any update on the lawsuit in Alabama?

Kris Gopalakrishnan

No, I cannot comment on it. We are taking it seriously and working on it. That’s all I can say.

Ed Caso

Last quick question, a lot of chatter in the press about changes at the senior management level. Can you update us on what the current status is?

Kris Gopalakrishnan

There are two sets of changes. Today Dinesh, one of the founders has announced the retirement. Also, Mohandas Pai has announced his desire to explore things outside, in terms of education field and broaden his portfolio. Then, of course, we have Murthy’s retirement which is coming up in August. The Board is meeting on April 30th which is about 15 days from now, and we will announce the succession planning. As in the past, we have a leadership bench and we are confident that we can manage these transitions well. There will be continuity. We've done it in the past and I'm very confident about the leadership that is there in the company. The second set is changes in management internally but here it's more about aligning our portfolios so that we can serve our clients better. We have moved in this direction 7-8 years back when we verticalized the North America, then we verticalized Europe also and today we're saying we will be going to market as 4 large vertical industry groupings and one smaller one. The 4 being BFSI; Retail, logistics and life sciences; Manufacturing; Energy, telecom and services, and the fifth one which is smaller is, public services and healthcare. Many of the horizontal services like Infrastructure Management, IVS, etc., have reached a size of $ 300 mn plus which is a critical mass so that we can vertically align those also. Within those services, we are creating industry groups, aligning them with the go-to-market industries and that's the transformation that is happening internally. We are also creating new engines of growth, products and platforms and innovation which Subhash Dhar will take responsibility. We hope to grow that significantly. We also have Cloud, Mobility and Sustainability as three growth engines which we are creating as business units. They will also contribute to growth over time. We will continuously do these things such that we create engines of growth, we align ourselves to serve our clients better. We look at scale, efficiencies. We look at leadership development. We look at serving our clients better. This is an ongoing process. We hope to complete this part of the transformation also this quarter and we will be then well prepared to manage the growth or handle the growth. We have also launched what we call Building Tomorrow's Enterprise, as a thought leadership and a solutions program for the company. This is to again serve our clients better. We are looking at where the clients are investing in the future and making sure that all the things that we do, all the solutions that we create, every project that we execute is in some sense aligned to these themes and we can articulate the value we deliver to the clients better. We can serve our clients better. We can create thought leadership solutions around these things. These are the changes. We believe that this makes Infosys stronger. This makes Infosys better in terms of ability to serve our clients, value addition to clients.

Moderator

Thank you Mr. Caso. Our next question is from the line of Moshe Katri of Cowen & Company. Please go ahead

Moshe Katri

Looking at the revenue metrics by top one, top five and top 10 clients, seems that the weakness was generated from at least may be one of these top clients, maybe one or two will be corrected. Should that this potential weakness from some of your large – as to the unusual weak results that you did post in BFSI and North America?

Kris Gopalakrishnan

Moshe, we know that this quarter has some seasonal impact. Some clients take much longer to start spending after the budgets are set. We knew that and that’s why we had actually projected a muted quarter. There is nothing surprising, there is nothing which is going to go forward. This is not a change in our client spending or anything like that, it is seasonal which some clients have that seasonality built into their spending patterns. We had anticipated that, we knew about it and we had anticipated that.

Moshe Katri

Well Kris, it's beyond that. What we are talking about sequentially flat numbers and BFSI sequentially flat numbers in North America. Again I think the more color on that that will be helpful and given Mohan's resignation, what is Infosys doing to retain top talent at the company at this time

Kris Gopalakrishnan

Moshe, if you look at the annual numbers for North America and for BFSI, these are very strong numbers. There is seasonality. We have had strong quarters in these segments. North America grew full year by 25% and BFSI grew 32% for the full year. We are confident about these sectors and these will be our engines of growth in the future. Now, your second part of the question was about ability to retain top talent. Our ability to retain top talent is pretty good, if you look at the leadership pool that we have many of them have spent long years, 10-12 years with the company. If you look at our Executive Council, very long-term it’s in the company. Bala is pointing to himself and he is saying he is there for 20 years now with the company. There is stability in the team. Mohan has been there for 16-17 years with the company now. As you know, he is a person who wants to contribute back to society, he is passionate about certain things in life like education, his canvass is much larger. He has been significantly contributing to policy etc. He wants to expand that and that’s the reason he is looking at it. He has been there for 17 years. Dinesh is there since 30 years. He is one of the co-founders of the company. He has run the marathon with us. We have grown the company together with him and he has expressed his desire to retire. I don’t think these are normal events or which you can treat them as our inability to retain our leadership talent. Murthy retiring is about age which we had set, this we knew for quite some time. These are very, very unique events. It’s not about retaining leadership talent. It is about changes that we have to prepare ourselves and we have to plan ahead. 4-5 years from now another set of changes would happen in terms of other people retiring. These are things we have to plan ahead. We are confident that we have the leadership within the company. This leadership is very experienced. This leadership is well-known in the industry. This leadership has been meeting you people, have been meeting clients, the clients are confident. We are running very large portfolios today. I'm very confident that the company will be in very good hands as we proceed forward.

Moderator

Thank you Mr. Katri. Our next question is from the line of David Grossman of Stifel Nicolaus. Please go ahead.

David Grossman

Kris, I know you're the first to report here, but your momentum in the business seems to stand in contrast to many of your peers. To be fair historically, you've been able to manage the various headwinds that the business has faced whether that be wage increases, FX, attrition, etc., With that as a backdrop, can you help us understand the headcount constraints and the impact on growth in the fourth quarter, as well as your sequential growth in the first quarter, and I guess as well the impact on margins? Specifically, with the lack of capacity, the primary issue impacting growth and margin, do you expect to see a more normal sequential pattern of growth and level of profitability as the year progresses and you start adjusting your capacity?

Kris Gopalakrishnan

David, very interesting question, I will share our thoughts here. See, at the beginning of FY 11, we said that we will hire 30,000 people, we will have 16% to 18% growth for the year. We started the year, we had very good two quarters, and utilization crossed 82%. The peak was around 82%. At 82%, we knew and we've shared this in the past with all of you, that it will start impacting customer service, our ability to staff projects. We were not able to take on some of the projects. So, things started slowing down and it takes actually couple of quarters to regain momentum, because we get back those deals or replace those deals overnight. That's a learning. That is why we said, this year let's be ahead, and the numbers are very large. We're now talking about recruiting 10,000 people in a quarter and to bump up from 10,000 to 11,000, that 1,000 is a pretty stiff task. So you have to plan ahead. We have to prepare the pipeline. To hire 10,000 people typically we have to get 100,000 applications etc. That is why we said, let's shoot for about recruiting 45,000 people. This year we recruited 43,000. We have confidence that we can recruit 45,000. This quarter 8,500 people were recruited instead of 5,800. Again, it is because we believe that the year is normal and we can grow. What is the result of that? There is a slight impact on margin. It's an investment we are making. We are creating capacity and hoping that when the growth is there, when the growth comes our way, we can accelerate growth and we can prepare ourselves better and that will actually improve margins at that point. That's the dynamics of this and I hope that explains it.

David Grossman

What I am thinking is, if you get to a more steady state model, if you will, should we expect the growth to go back to mid single-digit type of sequential growth profile, but at a lower margin or would in fact, you see both the margins and the sequential growth rates return to more historical levels?

Kris Gopalakrishnan

So, for example, this year we only recruit for the 18% to 20%, actually the margin will be better except for the rupee impact. See rupee impact is a structural thing and that will have an impact. We have taken care of the impact of tax rate and things like that. We're now at the 27% effective tax rate. The rupee is the only structural impact. We are investing ahead. Our ability to sustain margins will demonstrate it consistently year-after-year. Even this year, if you exclude the rupee impact but look at the impact on margin, it would have been actually better, the margin would have improved. If we stop recruiting or reduce the pace of recruiting, actually our margin would improve. That’s one of the levers now that we have, that we can use if need be.

David Grossman

Just one last thing. The local hiring and the investment spending, you didn’t talk as much about that. I know you mentioned that you may double the local hiring but you are only at a 1,000 people it sounds like in a year. Can you again help us at least better understand what’s going on structurally in the industry and how that may change the requirement for the acceleration of those investments over the next several quarters?

Kris Gopalakrishnan

In our case it's tied to the service lines in which we are investing, consulting, system integration the services that are closer to the client and they are growing. As they grow we need to recruit a lot more people locally but the revenue productivity is higher and it also generates downstream revenue. We have demonstrated this year. We have added one of the largest numbers in our history in terms of hiring outside India. We are able to do this hiring and maintain margins reasonably well. This is an execution game and we have to continuously execute these things properly so that this can go on and that’s what we are striving to do at this point.

David Grossman

Okay. Great, thank you.

Moderator

Thank you Mr. Grossman. Our next question is from the line of Sanil Daptardar of Sentinel Investments. Please go ahead.

Sanil Daptardar

In your guidance, what are you assuming in terms of the pricing?

SD Shibulal

For the purpose of guidance we have assumed stable pricing, so the revenue productivity of Q4 is what we have assumed for our guidance.

Sanil Daptardar

All the guidance for fiscal '12 is basically based on the volume growth that you are assuming and where is that volume growth you are seeing, in which verticals you are seeing the strength that you mentioned right now in the conference call, are those manufacturing, BFSI and retail going to continue with the strength going forward for the next year?

SD Shibulal

It's volume growth which we have factored in our guidance because that is our standard process. The revenue productivity improvement is not entirely in our hands, so we don't factor it in for guidance and future planning at this stage. It goes quarter after quarter, number one. Number two, the verticals where we are seeing traction, BFSI will continue to be an important vertical and we believe that it will grow, Manufacturing and retail, energy and utilities is growing faster for us. Healthcare and life science are areas where we are investing. We believe that they will also pick up momentum. Telecom is the only segment where we are seeing weakness and we believe that is because the investment cycle. Other than telecom, also the other verticals will do very well for us.

Sanil Daptardar

Just give me a color on when you compare to 2010, I think 2010 was a cyclical recovery year there was aggressive growth out there, people had projects that were spent and the enterprises were spending money. When you look into next two years, this year, I think, you saw a more normal environment, that's what you have commented in your press release and you say it's a stable environment. When you compare and contrast that with what happened before the financial crisis, is the environment what it is now before the financial crisis and going forward, do you think that most of the projects are over and the rate of growth is going to slow into fiscal 2013 with the kind of pipeline you're seeing?

SD Shibulal

To answer the question on the environment, the environment is definitely not exactly same as what it was before the financial crisis. It is not the same as what it was in the financial crisis, but nor is it same as what was before the financial crisis. That kind of stability, I don't think, we can hope for at this point in time because of various reasons, you have economic uncertainty, you have currency volatility, you have regulatory volatility and clients are dealing with various microeconomic events. What is happening is that the decisions are getting delayed. When they take them, they're taken on a hurried basis. We are getting used to that new normal which is different from what it was in the past. That's part of life and we need to get used to that new normal. As far as growth is concerned, we have given the guidance of 18%-20%. At the same time, we are completely prepared to take advantage of any other opportunities which will come during the year. That is where the investments for recruitment and the dipping of utilization is planned. That’s the second part. Thirdly, when we look at the future, what we are trying to focus on is on the client and on the areas in which the clients are trying to achieve certain things, right? So, it's all focused on the client. Kris talked about it. Traditionally, we're very strong in the business operations part and optimizing the piece. That means what we have done in the past is to deliver lot of value through optimization in the business operations piece. Our ability to transform the business has consistently improved. Today our revenue from consulting and package implementation work is approximately 25% which has considerably gone up over the last 5-6 years. That is the second piece where we are investing, where we are expanding our addressable market and that is also very relevant to the client. The third part is the business innovation piece where the clients want to innovate to take advantage of some of these global trends like digital consumer, sustainability, emerging markets or smarter organization. What we are seeing is a very good traction with those themes. Our accelerators, our ability to co-create, our ability to transform, are allowing us to address more and more of those markets. If you look at it in total, we are extremely relevant to the clients in all the 3 areas where they spend or where their action is. Operations and optimization, second is transformation and third is business innovation. We believe this expands our addressable market space, gives us an ability to add value to our clients in all the three areas and drive growth for ourselves.

Sanil Daptardar

If I can ask one last question on the deal sizes, what are you seeing in the marketplace in terms of the deal sizes? I think given last few quarters there had been some mega deals, but has those mega deals gone away or have been still continuing and how you tend to gain more market share from those deals?

SD Shibulal

In the last quarter, we have closed 4 transformational deals and 6 large outsourcing deals. To our pleasant surprise, the deals which we won were actually larger than the deals which we lost which means that our average size of the deals which we win are going up, which is good news for us. At this point we are chasing about 12 deals with anywhere between $50 mn to $250 mn and our win rate is usually approximately one-third. We would like it to be higher and we are working on it, but otherwise it is one-third. Our transformational deal sizes have definitely gone up. It used to be somewhere between $30 mn to $50 mn. Today we are easily winning $80 mn to $100 mn.

Moderator

Thank you. Our next question is from the line of Mark Zgutowicz of Piper Jaffray. Please go ahead.

Mark Zgutowicz

Just a clarification from a prior question. I was hoping you could be a little more specific about customer service issues that you encountered last year that is directing the hiring levels you are expecting this year. I am just curious, how much of that was volume or attrition-related versus just shortage of skill sets and also may be shortages geographically, and how the hirings you've planned for this year will alleviate those issues?

SD Shibulal

Our philosophy of operation is that during the planning stage we do optimize planning. It means we will plan for 78% utilization. We have given a guidance of 20%, we will plan at 78% utilization for 20% growth and during execution we maximize. As and when we find opportunities, we will actually take them up even if our utilization goes above 78%. We have done it many times in the past. The challenge happens if it goes above, let's say, about 81% and it remains there for couple of quarters. One quarter if it is at 81%-82%, we are fine, but if it remains there for a longer period of time, our ability to take up programs definitely comes down. If you have 78% utilization on a 100,000 people base, you have 22,000 people on bench, but please remember lot of it is leave, travel and training etc. If you go to 82%, you have 18% people on the bench, and out of that almost 10% is about all the leave, travel, training, sabbatical, all kinds of other things. Your number of people who are available to start new projects comes down. You don't see an immediate impact, because the impact of project starts are seen about 2 quarters down the line and that was what Kris was talking about. That is the answer to one question. The second was about hiring. We are planning to hire 45,000 people next year, 6,500 in Q1. Our lateral hiring is about 20-30% of that approximately. As Kris said, we are planning to hire about 2,000 plus people outside India.

Moderator

Thank you. Our next question is from the line of Rod Bourgeois of Bernstein. Please go ahead.

Rod Bourgeois

Yes guys. Thanks for letting me ask another question here. Over the last couple of quarters, the volume growth in particular has been softer than what we've come to expect, particularly in a more normal market environment from Infosys. I guess, I'm wondering, over the last couple of quarters, the December quarter and the March quarter, do you think you've been keeping pace with the offshore markets' overall growth rate, particularly in the March quarter where your sequential volume growth was actually slightly negative?

Kris Gopalakrishnan

We cannot at this point speculate because we are one of the first to announce the results but having said that, 26% for the year seems to be ahead of the overall industry, the industry was expected to grow at 18%. We are ahead of the industry for the annual growth rates.

Rod Bourgeois

Right but the run rates for the last couple of quarters has dropped. To the extent you had some issues in the March quarter related to you might have lost a week of work as budget transition from one year to the next or some deals that were delayed, do you expect those to be similar issues that we'll hear from other offshore players in the upcoming weeks as they release earnings or do you think you might have experienced some client-specific issues on your own part that contributed to that?

Kris Gopalakrishnan

We have a seasonality which we had guided also. I do not know about others because others have not, as far as I know declared their results, so I don’t know.

Rod Bourgeois

But, would you be surprised if the other players have sequential volume growth that’s flat or slightly negative or would you expect that other players would have more positive growth trends because it does seem that the offshore market is still on a growth trajectory that's in the low 20s range from what we can tell. Either you have been through a lull here or the offshore market is experiencing some problems and it looks more like you have been through a lull here rather than that the offshore market is experiencing some problems. So, can you give us any perspective on that?

Kris Gopalakrishnan

So, if you look at our guidance of 18% to 20% for the next 4 quarters, we believe that the growth is there for this model. There is some seasonality and that’s what is reflected. This is our perspective.

Moderator

Thank you. Our next question is from the line of Trip Chowdhry of Global Equities Research. Please go ahead.

Trip Chowdhry

A couple of questions here. If I look at the way the industry structure has evolved over the last 4 months or so, we have seen some changes, may not be some significant, but it's definitely pointing to something. We saw MindTree having some issues, we also saw Genpact acquiring Headstrong. We also saw Patni-iGATE. When I look at all these things, it gives me a sense that probably the industry of offshoring, outsourcing is getting matured and probably the industry growth of about 18%-20% that we may have assumed may not be right. Probably it is more around 11%-13% the way I see. Let's assume I am right, suppose the industry growth is not 18% to 20% and industry growth is more towards say, 10-13%, in that situation what can Infosys do to outgrow the market? Number two, if the growth rate of the industry is really 10% to 12% then definitely acquisitions should be your top priority and acquiring revenues and customers, not people and technology. Suppose I am right, how does this change your equation? Then I have a follow-up question.

Kris Gopalakrishnan

Very interesting question. Again, let me give you my perspective. Actually, I would say, many of you are probably better positioned to answer this question. If you look at NASSCOM's projection this year, it was 18%. We have grown 26%. NASSCOM's projection for next year is about 16% to 18%. We have given a guidance of 18% to 20%. NASSCOM's guidance or projection for the next 10 years through 2020 is, the industry would grow around 11%-13%. So, that's the range of numbers you are talking about. For this year, NASSCOM says 16% to 18%, we are saying 18% to 20%. Last year NASSCOM said 18%, we have delivered 26%. So, those are some of the numbers.

Moderator

Thank you. Our next question is from the line of Rahul Acharya of the Everest Group. Please go ahead.

Rahul Acharya

Last time around we mentioned about investments made into BFSI, about mobile banking, rural banking and investment around that area. I wanted to get an update of how is that coming along in this particular quarter and any outlook on the next year?

Haragopal

In fact, mobile banking we launched in November in Vegas in RDS, and we have already signed up three customers globally. We're seeing very good traction on that. On top of it, we have also been able to do the POC on the mobile commerce as well which is another offshoot of the whole mobile initiative. This quarter, we have made investments in launching Finacle on cloud for a segment called co-operative and community banks. So this is something which we are following through.

Rahul Acharya

In the Energy & Utilities vertical any investments around smart meters, smart grid technology?

Kris Gopalakrishnan

As in other industry verticals, we do invest in creating point of view, solutions etc. The whole area of sustainability is a very interesting area and we believe that will be an area of growth for the company. We have created a center of excellence around sustainability. Energy and Utilities is a growth engine for us and we will continue to invest. We're looking at smart metering or automated metering. We're looking at smart grids, we're looking at sustainability. There are lot of opportunities in the area of energy and utilities.

Moderator

Ladies and gentlemen, due to time constraints, that was the last question. I now hand the conference over to the Infosys management team to add closing comments.

Kris Gopalakrishnan

Thank you, everyone for participating in this call. I really appreciate all the questions. Our investment relationship managers are available. You know them. If you have any further questions, they will be able to answer or if you need to talk to any one of us, we are also available. We are looking forward to interacting with you during the quarter or at the end of next quarter. Thank you again.

Moderator

Thank you very much. Ladies and gentlemen, on behalf of Infosys Technologies Limited, that concludes this conference call. Thank you for joining us. You may now disconnect your lines.